

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2015

Via E-mail
Thomas N. Murphy
Chief Financial Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

> **Re:** **KKR Financial Holdings LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 001-33437**

Dear Mr. Murphy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For the fiscal year ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 61

1. Please revise future filings to provide a roll forward of the carrying amount of your equity method investments showing appropriate detail of the changes (e.g. – unrealized gains/losses, additions, dispositions, etc.).

Natural Resources Holdings, page 103

2. Considering the earnings variability and significance of your natural resources holdings to your consolidated financial results and the significant changes to these operations during 2014, please revise future filings to disclose the carrying amounts of your assets by balance sheet line item in a tabular format for each period presented. Please provide

appropriate discussion of the reasons for any significant changes or trends. Please provide a draft of your proposed disclosure in your response.

Shareholders' Equity – Contributions and Distributions, page 103

3. We note the significant amount of contributions and distributions during 2014. Please revise future filings to discuss the underlying strategic reasons for the contributions and distributions. Please provide a draft of your proposed disclosure in your response.

Notes to Consolidated Financial Statements

Note 5. Corporate Loans and Allowance for Loan Losses, page 188

4. We note on page 188 that you adopted the fair value option of accounting for corporate loans held for investment and corporate loans held for sale. Please revise future filings to disclose the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk and how the gains or losses attributable to changes in instrument-specific credit risk were determined. Please provide a draft of your proposed disclosure in your response. Refer to ASC 825-10-50-30(c).

Note 7. Equity Method Investments, page 199

5. Please revise future filings to disclose the name of each investee and the percentage of ownership of common stock for your equity method investments or tell us where this information is disclosed. Refer to ASC 323-10-50-3(a)(1).

Note 8. Borrowings, page 200

6. We note on page 200 that you adopted the fair value option of accounting for all borrowings. To the extent you have liabilities with fair values that have been significantly affected during the reporting period by changes in the instrument-specific credit risk please revise future filings to disclose the following:

- The estimated amount of gains and losses from fair value changes included in earnings that are attributable to changes in the instrument-specific credit risk;

- Qualitative information about the reasons for those changes; and

- How the gains and losses attributable to changes in instrument-specific credit risk were determined.

 Please provide a draft of your proposed disclosure in your response. Refer to ASC 825-10-50-30(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant